Exhibit 99.3
11 February 2010
James Hardie Industries N.V.
Results for the 3rd Quarter and Nine Months Ended 31 December 2009

	Three Months and Nine Months Ended 31 December
					%	9 Months		9 Months		%
US GAAP - US$ Millions	Q3 FY10		Q3 FY09		Change	FY10		FY09		Change

Net Sales
USA and Europe Fibre Cement		$179.1		$195.9	(9)		$631.3		$740.6	(15)
Asia Pacific Fibre Cement		81.9		58.5	40		218.4		220.7	(1)

Total Net Sales		$261.0		$254.4	3		$849.7		$961.3	(12)
Cost of goods sold		(164.3)		(172.0)	4		(525.0)		(641.7)	18

Gross profit		96.7		82.4	17		324.7		319.6	2
Selling, general and administrative expenses		(46.9)		(51.9)	10		(137.3)		(161.7)	15
Research & development expenses		(7.2)		(5.2)	(38)		(20.2)		(17.8)	(13)
Asbestos adjustments		(17.5)		93.6	—		(200.0)		193.9	—

EBIT		25.1		118.9	(79)		(32.8)		334.0	—
Net interest expense		(0.8)		(1.1)	27		(1.9)		(1.9)	—
Other income		2.2		—	—		6.0		—	—

Operating profit (loss) before income taxes		26.5		117.8	(78)		(28.7)		332.1	—
Income tax expense		(11.6)		(6.8)	(71)		(53.9)		(66.2)	19

Net operating profit (loss)		$14.9		$111.0	(87)		$(82.6)		$265.9	—

Earnings (loss) per share — diluted (US cents)		3.4		25.6	(87)		(19.1)		61.3	—

Volume (mmsf)
USA and Europe Fibre Cement		275.7		319.9	(14)		989.7		1,218.3	(19)
Asia Pacific Fibre Cement		100.8		97.5	3		292.1		301.4	(3)

Average net sales price per unit (per msf)
USA and Europe Fibre Cement	US$	650	US$	612	6	US$	638	US$	608	5
Asia Pacific Fibre Cement	A$	897	A$	897	—	A$	897	A$	877	2

In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 15. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.
Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10

Total Net Sales
Total net sales for the quarter increased 3% compared to the corresponding quarter of the previous year, from US$254.4 million to US$261.0 million. Although overall sales volume was lower, total net sales for the quarter were favourably affected by the Asia Pacific Fibre Cement results, which reflected a significant appreciation of local currencies against the US dollar, as well as higher volume. For the nine months, total net sales decreased 12% from US$961.3 million to US$849.7 million.
USA and Europe Fibre Cement
Quarter
Lower sales volume, partially offset by a higher average net sales price, led to a 9% reduction in net sales, from US$195.9 million to US$179.1 million.
Sales volume declined 14% from 319.9 million square feet to 275.7 million square feet, primarily due to lower demand for the company’s products in the US as a result of general economic conditions continuing to adversely affect housing construction activity.
The average net sales price increased 6% from US$612 per thousand square feet to US$650 per thousand square feet as a result of a price increase early in the current financial year and a favourable shift in the product mix.
Nine Months
Lower sales volume, partially offset by a higher average net sales price, led to a 15% decline in net sales, from US$740.6 million to US$631.3 million.
Sales volume decreased 19% from 1,218.3 million square feet to 989.7 million square feet, primarily due to weaker demand for the company’s products in the US caused by continuing significant declines in housing construction activity and deteriorating economic conditions. Although housing affordability has improved, the reduced availability of mortgage credit for prospective home buyers and low consumer confidence continue to negatively affect demand.
The average net sales price increased 5% from US$608 per thousand square feet to US$638 per thousand square feet as a result of a price increase early in the current financial year and a favourable shift in the product mix.
Discussion
USA and Europe Fibre Cement sales volume was 14% lower compared to the corresponding quarter of the prior year. Sales volume was down for both exterior and, to a lesser extent, interior products and in all regions with the exception of Canada.
According to the US Census Bureau, single family housing starts in the December quarter of 2009 were 103,100, slightly below the figure of 103,600 for the December quarter of 2008. In January 2010, the US National Association of Home Builders reported that nationwide single family housing starts fell 4% from November 2009 to a seasonally adjusted annual rate of 456,000 units in December 2009.
EBIT fell by 2% to US$39.6 million in the quarter compared to the corresponding period of the prior year. The EBIT performance was unfavourably impacted by lower sales volume and higher selling, general and administrative expenses, although this was partially offset by higher average net sales price.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	2

Key raw materials and energy costs were lower compared to the corresponding period last year. Despite rising pulp prices, the average pulp price for the quarter was down, compared to the corresponding quarter of last year, although higher compared to the second quarter of fiscal year 2010.
NBSK pulp prices have been rising since the end of the first quarter of fiscal year 2010. Increased demand from China and continuing downtime in pulp mills is enabling producers to continue to announce substantial price increases, although capacity is continuing to be brought back on line as the index pricing has increased.
Natural gas prices also continued to rise in the third quarter. According to the New York Mercantile Exchange Natural Gas Index, the price for natural gas was down compared to the corresponding period last year, but up slightly compared to the previous quarter. Indications are that natural gas prices may be higher in the next quarter and the coming year. Similarly, early signs are emerging that freight costs can also be expected to rise in calendar year 2010 as the US economy begins to recover.
The ColorPlus® product range continued to increase its penetration rate, gaining 7 percentage points to approximately 60% in the North in the quarter, compared to the corresponding quarter of the prior year. Both the West and South posted moderate improvements in penetration rates.
The company’s strategy remains unchanged, with the focus continuing to be on primary demand growth, product mix shift and zero to landfill.
Asia Pacific Fibre Cement
Quarter
Net sales for the quarter increased 40% from US$58.5 million to US$81.9 million compared to the prior corresponding quarter. The higher value of the Asia Pacific business’ currencies against the US dollar in the third quarter accounted for 37% of the increase, while the remaining 3% increase was due to the underlying Australian dollar business results. In Australian dollars, net sales increased 3% due to an increase in sales volume.
Nine Months
Net sales for the nine months were relatively flat, at US$218.4 million, compared to US$220.7 million for the prior corresponding period. These results were relatively unaffected by foreign exchange rate movements, as the average exchange rates for the Asia Pacific business’ currencies compared to the US dollar were similar for the nine months ended 31 December 2009 and 2008. In Australian dollars, net sales decreased 1% due to a 3% decrease in sales volume, partially offset by a 2% increase in average net sales price.
Discussion
The Australian business achieved solid results, reflecting the improving local housing market. According to the Australian Bureau of Statistics (ABS) data for the three months to 31 December 2009, residential housing approvals increased 32% compared to the corresponding quarter of the prior year, with detached housing approvals up 34% and medium density approvals up 19%. To a large extent, these significant improvements in housing approvals reflect the positive impact of the Australian Federal Government stimulus package.
Sales results benefited from a focus on the small builder and renovations segments. Sales volume of the Scyon™ branded differentiated product range increased 25% compared to the third quarter of the prior fiscal year, driven primarily by Secura™ flooring. As a percentage of volume, Scyon™ differentiated products represented 13% of sales in the third quarter of fiscal year 2010, an increase from 11% in the third quarter of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	3

In New Zealand, residential housing consents continued to improve during the quarter, with December quarter housing approvals increasing 27% compared to the December quarter of 2008. The company continued to perform solidly in New Zealand, with differentiated products representing 57% of total sales revenue, up 2% compared to the prior corresponding period.
Appreciating local currencies resulted in a 13% decrease in raw material costs in Australia and New Zealand in the quarter, compared to the prior corresponding period. The vast majority of these savings related to pulp, where increases in the US dollar price of pulp were more than offset by the appreciation of local currencies.
In the Philippines, sales volume declined slightly due to the timing of promotional programs.
Gross Profit
Quarter
Gross profit for the quarter increased by 17% from US$82.4 million to US$96.7 million. The gross profit margin increased 4.6 percentage points from 32.4% to 37.0%.
USA and Europe Fibre Cement gross profit increased by 7% compared to the corresponding quarter of last year. Gross profit received an 8% benefit from lower input costs, primarily pulp, energy and freight, and also benefited from an increase in average net sales price and improved plant performance (which contributed to lower average unit manufacturing costs). These benefits were partially offset by a reduction in volume and a resulting increase in fixed unit cost of manufacturing, as fixed costs were spread over significantly lower production volume.
The gross profit margin of the USA and Europe Fibre Cement business increased by 5.9 percentage points.
Asia Pacific Fibre Cement gross profit increased 58% compared to the corresponding period of last year. This was primarily due to the appreciation of the Asia Pacific business’ currencies against the US dollar in the third quarter of the current year compared to the corresponding quarter of the prior year.
In Australian dollars, Asia Pacific Fibre Cement gross profit increased by 16%, benefiting from an increase in sales volume, favourable price and product mix shift, and reduced manufacturing costs. Gross profit also received a 7% benefit from decreasing raw material costs, as appreciating local currencies offset the increasing costs of raw materials and other inputs that are traded in US dollars. These benefits were partially offset by increased warranty costs.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 3.4 percentage points.
Nine Months
Gross profit for the nine months increased 2% from US$319.6 million to US$324.7 million. The gross profit margin increased 5.0 percentage points from 33.2% to 38.2%.
USA and Europe Fibre Cement gross profit increased 1% compared to the corresponding period of last year. The gross profit received a 17% benefit from lower input costs, primarily pulp, energy and freight, and also benefited from a higher average net sales price. These benefits were partially offset by a reduction in sales volume and a resulting increase in fixed unit cost of manufacturing, as fixed costs were spread over significantly lower production volume.
The gross profit margin of the USA and Europe Fibre Cement business increased by 6.4 percentage points.
Asia Pacific Fibre Cement gross profit increased 3% compared to the corresponding period of last year.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	4

In Australian dollars, Asia Pacific Fibre Cement gross profit increased by 4%, benefiting from favourable price and product mix shift, reduced manufacturing costs and decreasing raw material costs as appreciating local currencies offset increasing prices of commodities that are traded in US dollars. These benefits were partially offset by a reduction in sales volume, increased warranty costs and costs associated with the start-up of new equipment in New Zealand.
The gross profit margin of the Asia Pacific Fibre Cement business increased by 1.3 percentage points.
Selling, General and Administrative (SG&A) Expenses
Quarter
SG&A expenses decreased 10% for the quarter, from US$51.9 million to US$46.9 million. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty and lower general corporate costs, partially offset by higher SG&A spending. As a percentage of sales, SG&A expenses declined 2.4 percentage points to 18.0%.
SG&A expenses for the quarter included non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.6 million.
Nine Months
For the nine months, SG&A expenses decreased 15% from US$161.7 million to US$137.3 million. The decrease was primarily due to a favourable US$7.6 million adjustment to a legal provision following settlement of a contractual warranty, lower general corporate costs and lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments. As a percentage of sales, SG&A expenses declined 0.6 of a percentage point to 16.2%.
For the nine months, SG&A expenses included non-claims handling related operating expenses of the AICF of US$1.6 million.
Further information on general corporate costs is included below.
ASIC Proceedings
There has been no substantial change in the status of the ASIC Proceedings since the company’s Condensed Consolidated Financial Statements for the period ended 30 September 2009 were lodged with the Australian Securities Exchange on 23 November 2009. The appeals in this matter remain listed for hearing over a period of up to nine days commencing 19 April 2010.
For the quarter and nine months ended 31 December 2009, the company incurred legal costs related to the ASIC proceedings, noted as ASIC expenses, of US$0.6 million and US$1.6 million, respectively. These costs were substantially lower than for the quarter and nine months ended 31 December 2008, when the company incurred ASIC expenses of US$5.8 million and US$12.3 million, respectively. ASIC expenses are included in SG&A expenses.
The company’s net costs in relation to the ASIC proceedings from their commencement in February 2007 to 31 December 2009 total US$21.3 million.
Readers are referred to Note 8 of the company’s 31 December 2009 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	5

Chile Litigation
On 30 December 2009, the company entered into a settlement agreement with Compañía Industrial El Volcán S.A. (El Volcan) resolving all outstanding issues between the parties relating to the sale of Fibrocementos Volcán Limitada (FC Volcan) (the former James Hardie Chilean entity) to El Volcan in July 2005. Under the settlement agreement, James Hardie will have no further obligation to defend or indemnify El Volcan in the antitrust proceedings commenced by Industría Cementa Limitada or Electrónica Quimel S.A.
El Volcan will now be responsible for its own defence of the antitrust proceedings, including payment of any final judgments rendered on appeal. El Volcan will also be required to defend and indemnify James Hardie against any future claims by third parties related to the management or business of FC Volcan, including any future antitrust allegations. The terms and conditions of the settlement remain confidential. All amounts owed by the company under the terms of the settlement were paid in full on 31 December 2009. As a result, the amount of the company’s provision in excess of the settlement amount was reversed, resulting in a gain of US$7.6 million included in general corporate costs for the three and nine months ended 31 December 2009. Accordingly, the company has not recorded any liability on its Condensed Consolidated Balance Sheet at 31 December 2009 relating to the Chile litigation.
Readers are referred to Note 8 of the company’s 31 December 2009 Condensed Consolidated Financial Statements for further information on the Chile litigation, including background details.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 30% higher for the quarter at US$4.3 million, compared to the corresponding period of the prior year, and 5% higher for the nine months at US$11.7 million.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 53% higher for the quarter at US$2.9 million and 27% higher for the nine months at US$8.5 million, compared to the prior corresponding periods.
Asbestos Adjustments
The company’s asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended and Restated Final Funding Agreement (Amended FFA) that was signed with the New South Wales (NSW) Government in November 2006 and approved by the company’s security holders in February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s Condensed Consolidated Balance Sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s Condensed Consolidated Statement of Operations, depending on the closing exchange rate between the two currencies at the balance sheet date.
For the quarter from 30 September 2009 to 31 December 2009, the Australian dollar appreciated against the US dollar by 2% to US$0.8968, compared to a 14% depreciation to US$0.6923 during the corresponding period last year. For the nine months from 31 March 2009 to 31 December 2009, the Australian dollar appreciated against the US dollar by 31%, compared to a 25% depreciation in the corresponding period last year.
The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2009.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	6

The asbestos adjustments for the quarter and nine months ended 31 December 2009 are as follows:

			9 Months	9 Months
US$ Millions	Q3 FY10	Q3 FY09	FY10	FY09

Effect of foreign exchange rate movements	(17.5)	93.6	$(200.0)	$193.9

Asbestos adjustments	$(17.5)	$93.6	$(200.0)	$193.9

Claims Data
The number of new claims in the current year, being 115 and 401 for the quarter and nine months ended 31 December 2009, respectively, is lower than new claims of 152 and 462 reported for the corresponding periods of last year, and also slightly below actuarial expectations for the nine months ended 31 December 2009.
The number of claims settled of 130 and 430 for the quarter and nine months ended 31 December 2009, respectively, is lower than claims settled of 163 and 483 for the corresponding periods of last year, respectively.
The average claim settlement for the nine months ended 31 December 2009 of A$187,000 is A$2,000 lower than for the corresponding period of last year and broadly in line with the actuarial expectation for the nine months.
Asbestos claims paid of A$28.8 million and A$84.9 million for the quarter and nine months ended 31 December 2009, respectively, are in line with the actuarial expectation of A$28.6 million and A$85.6 million for the quarter and nine months ended 31 December 2009, respectively.
As of 31 December 2009, the AICF had cash and investment assets of A$78.5 million (US$70.4 million).
All figures provided in this Claims Data section are gross of insurance and other recoveries. Readers are referred to Note 6 of the company’s 31 December 2009 Condensed Consolidated Financial Statements for further information on asbestos adjustments.
EBIT
EBIT for the quarter decreased by 79%, from US$118.9 million to US$25.1 million. EBIT for the quarter includes net unfavourable asbestos adjustments of US$17.5 million, AICF SG&A expenses of US$0.6 million and ASIC expenses of US$0.6 million. For the corresponding period in the prior year, EBIT included net favourable asbestos adjustments of US$93.6 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$5.8 million, as shown in the table below.
EBIT for the nine months moved from US$334.0 million for the corresponding period last year to a loss of US$32.8 million for the current period. The loss for the nine months includes net unfavourable asbestos adjustments of US$200.0 million (due to appreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$1.6 million and ASIC expenses of US$1.6 million.
For the corresponding period in the prior year, EBIT included net favourable asbestos adjustments of US$193.9 million (attributable to depreciation of the Australian dollar against the US dollar during the period), AICF SG&A expenses of US$1.4 million and ASIC expenses of US$12.3 million, as shown in the following table.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	7

	Three Months and Nine Months Ended 31 December
				9 Months	9 Months
EBIT - US$ Millions	Q3 FY10	Q3 FY09	% Change	FY10	FY09	% Change

USA and Europe Fibre Cement	$39.6	$40.3	(2)	$173.7	$167.0	4
Asia Pacific Fibre Cement	17.3	10.5	65	44.4	40.4	10
Research & Development	(6.1)	(4.7)	(30)	(14.9)	(14.7)	(1)
General Corporate:
General corporate costs	(7.6)	(20.3)	63	(34.4)	(51.2)	33
Asbestos adjustments	(17.5)	93.6	—	(200.0)	193.9	—
AICF SG&A expenses	(0.6)	(0.5)	(20)	(1.6)	(1.4)	(14)

EBIT	25.1	118.9	(79)	(32.8)	334.0	—

Excluding:

Asbestos:
Asbestos adjustments	17.5	(93.6)	—	200.0	(193.9)	—
AICF SG&A expenses	0.6	0.5	20	1.6	1.4	14
ASIC expenses	0.6	5.8	(90)	1.6	12.3	(87)

EBIT excluding asbestos and ASIC expenses	$43.8	$31.6	39	$170.4	$153.8	11

Net sales	$261.0	$254.4	3	$849.7	$961.3	(12)

EBIT margin excluding asbestos and ASIC expenses	16.8%	12.4%		20.1%	16.0%

USA and Europe Fibre Cement EBIT
Despite a 14% and a 19% decrease in volume for the quarter and nine months, respectively, USA and Europe Fibre Cement EBIT fell by just 2% from US$40.3 million to US$39.6 million for the quarter and increased 4% from US$167.0 million to US$173.7 million for the nine months. The increase in the nine month EBIT was driven by lower input costs (primarily pulp, energy and freight), higher net average sales price, improved plant performance (which contributed to lower average unit manufacturing costs) and lower SG&A expenses. For the quarter, SG&A expenses increased. The USA and Europe Fibre Cement EBIT margin was 1.5 percentage points higher at 22.1% for the quarter and was 5.0 percentage points higher at 27.5% for the nine months.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter increased 65%, from US$10.5 million to US$17.3 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 45% of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter increased 20% due to an increase in sales volume and reduced raw material costs and manufacturing costs, partially offset by higher SG&A expenses. The EBIT margin was 3.2 percentage points higher at 21.1%.
Asia Pacific Fibre Cement EBIT for the nine months increased 10% from US$40.4 million to US$44.4 million as a result of an increase in the underlying Australian dollar business results due to an increase in the average net sales price, lower raw material and manufacturing costs and reduced SG&A costs. In Australian dollars, Asia Pacific Fibre Cement EBIT for the nine months increased 9% due to an improved gross margin performance and reduced SG&A costs. The EBIT margin was 2.0 percentage points higher at 20.3%.
General Corporate Costs
General corporate costs for the quarter decreased 63% from US$20.3 million to US$7.6 million. For the nine months, general corporate costs decreased 33% from US$51.2 million to US$34.4 million.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	8

The company incurred costs associated with the company’s proposed re-domicile of US$1.2 million and US$8.4 million in the current quarter and nine months, respectively, compared to US$2.2 million and US$2.5 million in the corresponding quarter and nine months of the prior year, respectively.
For the quarter, ASIC expenses fell from US$5.8 million in the third quarter of the prior year, to US$0.6 million in the current quarter. For the nine months, ASIC expenses decreased from US$12.3 million in the prior year to US$1.6 million in the current year.
General corporate costs excluding ASIC and re-domicile related costs for the quarter decreased from US$12.3 million in the prior year to US$5.8 million in the current year. The reduction was caused by a US$7.6 million reversal of a legal provision, partially offset by an increase in other general corporate costs. General corporate costs excluding ASIC and re-domicile related costs for the nine months decreased from US$36.4 million in the prior year to US$24.4 million in the current year.
Net Interest Expense
Net interest expense for the quarter decreased from US$1.1 million in the corresponding quarter of the prior year, to US$0.8 million in the current quarter. Net interest expense for the quarter ended 31 December 2009 includes AICF interest income of US$0.9 million and a realised loss of US$0.1 million on interest rate swaps. Net interest expense for the quarter ended 31 December 2008 included AICF interest income of US$1.6 million and nil related to interest rate swaps.
For the nine months, net interest expense was the same as the prior year, at US$1.9 million. Net interest expense for the nine months ended 31 December 2009 includes AICF interest income of US$2.6 million and a realised loss of US$1.2 million on interest rate swaps. Net interest expense for the nine months ended 31 December 2008 included AICF interest income of US$4.8 million and nil related to interest rate swaps.
Other Income
AICF Investments
During the nine months ended 31 December 2009, the AICF sold US$47.4 million (A$56.8 million) of its short-term investments which at 31 March 2009 had been adjusted to their fair market value of US$42.7 million (A$51.2 million). The sales for the nine months ended 31 December 2009 resulted in a realised gain of US$4.7 million (A$5.6 million) recorded in the line item Other Income.
At 31 December 2009, the company revalued the AICF’s remaining short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$3.4 million (A$4.1 million). This appreciation in the value of the investments is recorded as an unrealised gain in Other Comprehensive Income in the company’s 31 December 2009 Condensed Consolidated Financial Statements.
Interest Rate Swaps
At 31 December 2009, the company had interest rate swap contracts with a total principal of US$250.0 million. For all of these interest rate swap contracts, the company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts were entered into for protection against upward movements in US$ London Interbank Offered Rate (LIBOR) and the associated interest the company pays on its external credit facilities.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	9

At 31 December 2009, the weighted average fixed interest rate of these contracts is 2.49% per annum and the weighted average remaining life is 3.0 years. These contracts have a fair value of US$0.4 million, which is included in Accounts Payable in the company’s 31 December 2009 Condensed Consolidated Financial Statements. Movements in the fair value of these interest rate swaps are recorded in the company’s Condensed Consolidated Statement of Operations in Other Income.
For the quarter and nine months ended 31 December 2009, the company recorded an unrealised loss of US$0.2 million and an unrealised gain of US$1.3 million, respectively.
On a quarterly basis, the company settles the net quarterly interest position with counterparties to the interest rate swaps. These net settlements are recorded in the company’s Condensed Consolidated Statement of Operations in Interest Expense. For the quarter and nine months ended 31 December 2009, the company recorded US$0.1 million and US$1.2 million of interest expense related to these net settlements, respectively.
Income Tax
Income Tax Expense
Income tax expense for the quarter increased from US$6.8 million to US$11.6 million. For the nine months ended 31 December 2009, income tax expense decreased from US$66.2 million to US$53.9 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 29.3% for the quarter, compared to 47.2% for the corresponding quarter of the prior period, and 35.0% for the nine months, compared to 40.3% for the corresponding prior period. The change in effective tax rates excluding asbestos and tax adjustments compared to the prior corresponding periods is attributable to changes in the geographic mix of earnings and expenses, reductions in non-tax deductible expenses and the reversal of a non-taxable legal provision in operating profit.
Tax Adjustments
The company recorded favourable tax adjustments of US$0.5 million and US$4.0 million for the quarter and nine months ended 31 December 2009, respectively, compared to favourable tax adjustments of US$4.1 million for the quarter and unfavourable tax adjustments of US$11.9 million for the nine months of the prior year. The tax adjustments in the third quarters and the nine months of fiscal years 2009 and 2010 relate to unrecognised tax benefit adjustments.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (RCI), a wholly-owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment (Objection Decision). On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The matter was heard before the Federal Court in September 2009. Judgment was reserved and has not yet been handed down.
The company believes that it is more-likely-than-not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the company has not recorded any liability at 31 December 2009 for the amended assessment.
The company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the company has treated all payments in respect of the amended assessment made up to 31 December 2009 and related accrued interest receivable as a deposit, and it is the company’s intention to treat any payments to be made at a later date as a deposit.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	10

At 31 December 2009 and 31 March 2009, this deposit totalled US$237.9 million (A$265.3 million) and US$173.5 million (A$252.5 million), respectively.
Should the judgment of the Federal Court in respect of the hearing in September 2009 be against RCI, a charge may be required to be recorded while the company continues an appeal process in higher courts. Had the company been required to take this charge at 31 December 2009, the charge would have been an estimated amount of US$341.6 million (A$380.9 million). However, except for quarterly payments by RCI of interest on the unpaid balance of the amended assessment (being US$165.0 million (A$184.0 million), no cash would be required to be exchanged between RCI and the ATO until the matter has been ultimately resolved.
Net Operating Profit (Loss)
Net operating profit for the quarter was US$14.9 million, compared to US$111.0 million for the corresponding quarter of the prior period. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased from US$18.0 million to US$29.8 million as shown in the table below.
For the nine months, net operating loss moved from a profit of US$265.9 million to a loss of US$82.6 million. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 18% from US$92.8 million to US$109.3 million as shown in the table below.
The current period amounts include a one time legal provision reversal discussed in the General Corporate Costs section above.

	Three Months and Nine Months Ended 31 December
				9 Months	9 Months
Net Operating Profit - US$ millions	Q3 FY10	Q3 FY09	% Change	FY10	FY09	% Change

Net operating profit (loss)	$14.9	$111.0	(87)	$(82.6)	$265.9	—

Excluding:

Asbestos:
Asbestos adjustments	17.5	(93.6)	—	200.0	(193.9)	—
AICF SG&A expenses	0.6	0.5	20	1.6	1.4	14
AICF interest income	(0.9)	(1.6)	44	(2.6)	(4.8)	46
Gain on AICF investments	(2.4)	—	—	(4.7)	—	—

ASIC expenses	0.6	5.8	(90)	1.6	12.3	(87)

Tax adjustments	(0.5)	(4.1)	88	(4.0)	11.9	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$29.8	$18.0	66	$109.3	$92.8	18

Cash Flow
During the nine months ended 31 December 2009, net operating cash flow increased by US$173.3 million from US$25.3 million in the prior comparable period to US$198.6 million in the current period. This increase is primarily due to two significant cash outflows in the prior comparable period that did not recur in the current period: the payment to the AICF of US$50.7 million and the payment to the ATO of US$101.6 million in settlement of disputes for the years 2002 and 2004 to 2006. Excluding these two non-recurring payments, net operating cash flow increased by US$21.0 million. Net operating cash flow was also positively affected by a net improvement of operating results across the business.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	11

Historically, the company has generated cash from operations before accounting for unusual or discrete large cash outflows. Therefore, in periods when the company does not incur any unusual or discrete large cash outflows, such as or similar to the ATO settlement during the prior comparable period, the company expects that net operating cash flow will be the primary source of liquidity to fund business activities. In periods where cash flows from operations are insufficient to fund all business activities, the company expects to rely more significantly on available credit facilities and other sources of working capital.
During the nine months ended 31 December 2009, net cash used in investing activities increased to US$35.2 million from US$16.8 million in the prior comparable period as capital expenditures increased.
The strength of free cash flow in the quarter and nine months ended 31 December 2009 enabled the company to reduce net debt by US$25.4 million and US$140.8 million, respectively.
Liquidity and Capital Resources
At 31 December 2009, the company had net debt of US$140.8 million, a decrease of US$140.8 million from net debt of US$281.6 million at 31 March 2009.
The company has historically met its working capital needs and capital expenditure requirements from a combination of cash flow from operations, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity.
The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances, cash available under proposed new credit facilities and anticipated operating cash flows arising during the year. The company anticipates that any additional cash requirements will be met from existing cash, unutilised committed credit facilities, anticipated future net operating cash flow and proposed new credit facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$51.2 million as of 31 December 2009. At that date, it also had credit facilities totalling US$426.7 million, of which US$192.0 million was drawn. The credit facilities are all uncollateralised and consist of the following:

	At 31 December 2009
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	0.88%	$161.7	$139.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	1.13%	45.0	8.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2012	0.95%	130.0	45.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$426.7	$192.0

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	12

The weighted average remaining term of the total credit facilities at 31 December 2009 was 1.9 years.
In December 2009, the company refinanced US$130.0 million in facilities, which previously had maturity dates in or prior to June 2010. The maturity date of these new facilities is in December 2012.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and may have to reduce its levels of planned capital expenditures, continue to suspend dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements.
Asbestos Compensation
Since the AICF was established in 2007, the company has contributed A$302 million to the fund. In fiscal year 2010, contributions to the AICF were restricted by a decline in the company’s cash flow as a result of, among other things, the unprecedented downturn in the US housing markets.
On 23 April 2009, the company and the NSW Government were advised by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
On 7 November 2009, the NSW Government and the Australian Government advised that the Australian Government will loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government will make available to the AICF. The proposed standby loan facility will enable the AICF to meet a short-term funding shortfall, and to continue to make payments to claimants.
On 2 December 2009, the NSW Government passed The James Hardie Former Subsidiaries (Winding up and Administration) Amendment Bill 2009 to authorise and approve the loan facility agreement, associated guarantees and security, and ensure that the AICF has the authority to repay the loan.
The provision of the standby loan facility to the AICF does not reduce the company’s obligations under the AFFA. The obligation to pay claimants remains with the AICF, and it is anticipated that its primary source of funding will continue to be contributions from James Hardie.
The company will continue to work with the AICF, the NSW Government and the Australian Government to finalise the terms and documentation of the proposed standby loan facility.
Re-domicile
On 21 August 2009, JHI NV shareholders approved Stage 1 of a two-stage proposal (the Proposal) to transform the company into a Societas Europaea (SE) (Stage 1) and, subsequently, change its domicile from The Netherlands to Ireland (Stage 2).
Taxes
During the three months ended 31 December 2009 and in conjunction with Stage 1 of the Proposal, the company incurred a US$19.3 million tax liability that arose from: (i) a capital gain on the transfer of its intellectual property from The Netherlands to a newly-formed James Hardie entity located in Bermuda and tax resident in Ireland and (ii) the exit from the Dutch Financial Risk Reserve regime. The company’s Explanatory Memorandum for the Proposal described the tax consequences of this transfer and exit from the Dutch regime. In accordance with US GAAP, this charge has been deferred and included in non-current Other Assets in the company’s 31 December 2009 Condensed Consolidated Balance Sheets.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	13

The Dutch Tax Authority (DTA) is currently reviewing the fair market value of the company’s intellectual property as determined by a third party valuation firm. This review by the DTA is ongoing and has the potential to result in a higher tax liability than the US$19.3 million tax liability incurred by the company. Although it is possible the company may incur an additional tax liability as a result of the DTA’s review, an amount cannot be estimated at this time.
Implementation Timing
In the Explanatory Memorandum for the Proposal, the company estimated that the Proposal would be implemented by January 2010.
Under European Union (EU) law, before Stage 1 could be implemented, the company was required to negotiate the terms of future EU employee involvement in the SE company with a Special Negotiating Body (SNB) of employees from EU member states in which the company operates. This future involvement takes the form of information provided to employees by the company and consultation between the company and employees on certain issues. As of 31 December 2009, negotiations with the SNB were on-going.
In February 2010, agreement was reached with the SNB, and the company now expects to implement Stage 1 of the Proposal by the end of February 2010.
After Stage 1 is completed, the company intends to seek shareholder approval for Stage 2 at a meeting which it anticipates will be convened in the second quarter of calendar 2010. If shareholders approve Stage 2, the Proposal is expected to be completed early in the second half of calendar 2010.
Senior Management Changes
To better position the company for any recovery in the US market, and to facilitate an increased focus on top line growth, the company has implemented a restructure of its senior management team with effect from the beginning of 2010.
Nigel Rigby has been appointed Executive General Manager USA and will be responsible for the US business.
Mark Fisher has been appointed Executive General Manager and will be responsible for research and development, engineering, manufacturing, logistics and product management, as well as the company’s non-US businesses.
The company’s former Senior Leadership Team is transitioning into a Group Management Team, consisting of:
•	Louis Gries, CEO;

•	Russell Chenu, CFO;

•	Nigel Rigby, EGM USA;

•	Mark Fisher, EGM International;

•	Robert Cox, General Counsel and Company Secretary; and

•	Sean O’Sullivan, Vice President Investor and Media Relations.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	14

This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with an audio webcast of the presentation on 11 February 2010, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	15

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses — EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$25.1	$118.9	$(32.8)	$334.0

Asbestos:
Asbestos adjustments	17.5	(93.6)	200.0	(193.9)
AICF SG&A expenses	0.6	0.5	1.6	1.4
ASIC expenses	0.6	5.8	1.6	12.3

EBIT excluding asbestos and ASIC expenses	43.8	31.6	170.4	153.8
Net Sales	$261.0	$254.4	$849.7	$961.3
EBIT margin excluding asbestos and ASIC expenses	16.8%	12.4%	20.1%	16.0%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments — Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit (loss)	$14.9	$111.0	$(82.6)	$265.9

Asbestos:
Asbestos adjustments	17.5	(93.6)	200.0	(193.9)
AICF SG&A expenses	0.6	0.5	1.6	1.4
AICF interest income	(0.9)	(1.6)	(2.6)	(4.8)
Gain on AICF investments	(2.4)	—	(4.7)	—
ASIC expenses	0.6	5.8	1.6	12.3
Tax adjustments	(0.5)	(4.1)	(4.0)	11.9

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$29.8	$18.0	$109.3	$92.8

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	16

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$29.8	$18.0	$109.3	$92.8
Weighted average common shares outstanding -
Diluted (millions)	438.8	433.5	432.7	433.5

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	6.8	4.2	25.3	21.4

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Operating profit (loss) before income taxes	$26.5	$117.8	$(28.7)	$332.1

Asbestos:
Asbestos adjustments	17.5	(93.6)	200.0	(193.9)
AICF SG&A expenses	0.6	0.5	1.6	1.4
AICF interest income	(0.9)	(1.6)	(2.6)	(4.8)
Gain on AICF investments	(2.4)	—	(4.7)	—

Operating profit before income taxes excluding asbestos	$41.3	$23.1	$165.6	$134.8

Income tax expense	(11.6)	(6.8)	(53.9)	(66.2)
Tax adjustments	(0.5)	(4.1)	(4.0)	11.9

Income tax expense excluding tax adjustments	(12.1)	(10.9)	(57.9)	(54.3)

Effective tax rate excluding asbestos and tax adjustments	29.3%	47.2%	35.0%	40.3%

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	17

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$25.1	$118.9	$(32.8)	$334.0
Depreciation and amortisation	15.8	13.0	45.6	41.6

EBITDA	$40.9	$131.9	$12.8	$375.6

General corporate costs excluding ASIC and domicile change related costs — General corporate costs excluding ASIC and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

General corporate costs	$7.6	$20.3	$34.4	$51.2

Excluding:
ASIC expenses	(0.6)	(5.8)	(1.6)	(12.3)
Domicile change related costs	(1.2)	(2.2)	(8.4)	(2.5)

General corporate costs excluding ASIC and domicile change related costs	$5.8	$12.3	$24.4	$36.4

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 6 of the 31 December 2009 Condensed Consolidated Financial Statements, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims, experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 31 December 2009 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	18

James Hardie Industries N.V.
Consolidated Balance Sheet
31 December 2009
(unaudited)

	Total Fibre Cement
	Operations- excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$272.9	$(221.7)	$51.2
Restricted cash and cash equivalents	0.2	—	0.2
Restricted cash and cash equivalents — Asbestos	—	43.5	43.5
Restricted short-term investments — Asbestos	—	26.9	26.9
Accounts and notes receivable, net of allowance for doubtful accounts of $1.9 million	114.6	0.1	114.7
Inventories	133.3	—	133.3
Prepaid expenses and other current assets	27.8	0.2	28.0
Insurance receivable — Asbestos	—	16.4	16.4
Workers’ compensation — Asbestos	—	0.7	0.7
Deferred income taxes	27.2	—	27.2
Deferred income taxes — Asbestos	—	16.1	16.1

Total current assets	576.0	(117.8)	458.2
Restricted cash and cash equivalents	5.1	—	5.1
Property, plant and equipment, net	708.1	1.9	710.0
Insurance receivable — Asbestos	—	182.9	182.9
Workers’ compensation — Asbestos	—	96.3	96.3
Deferred income taxes	1.4	—	1.4
Deferred income taxes — Asbestos	—	414.4	414.4
Deposit with Australian Taxation Office	237.9	—	237.9
Other assets	24.7	—	24.7

Total assets	$1,553.2	$577.7	$2,130.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$74.0	$0.8	74.8
Current portion of long-term debt	139.0	—	139.0
Accrued payroll and employee benefits	36.9	0.2	37.1
Accrued product warranties	7.5	—	7.5
Income taxes payable	21.6	(12.1)	9.5
Asbestos liability	—	102.1	102.1
Workers’ compensation — Asbestos	—	0.7	0.7
Other liabilities	23.4	—	23.4

Total current liabilities	302.4	91.7	394.1
Long-term debt	53.0	—	53.0
Deferred income taxes	116.4	—	116.4
Accrued product warranties	18.7	—	18.7
Asbestos liability	—	1,495.7	1,495.7
Workers’ compensation — Asbestos	—	96.3	96.3
Other liabilities	84.9	2.9	87.8

Total liabilities	575.4	1,686.6	2,262.0

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	221.0	—	221.0
Additional paid-in capital	35.7	—	35.7
Retained earnings (accumulated deficit)	676.9	(1,112.3)	(435.4)
Accumulated other comprehensive income	44.2	3.4	47.6

Total shareholders’ equity (deficit)	977.8	(1,108.9)	(131.1)

Total liabilities and shareholders’ equity (deficit)	$1,553.2	$577.7	$2,130.9

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	19

James Hardie Industries N.V.
Consolidated Statement of Operations
For the nine months ended 31 December 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales	849.7	—	849.7
Cost of goods sold	(525.0)	—	(525.0)

Gross profit	324.7	—	324.7
Selling, general and administrative expenses	(135.7)	(1.6)	(137.3)
Research and development expenses	(20.2)	—	(20.2)
Asbestos adjustments	—	(200.0)	(200.0)

EBIT	168.8	(201.6)	(32.8)
Net Interest (expense) income	(4.5)	2.6	(1.9)
Other income	1.3	4.7	6.0

Operating profit (loss) before income taxes	165.6	(194.3)	(28.7)
Income tax expense	(53.9)	—	(53.9)

Net Operating Profit (Loss)	$111.7	$(194.3)	$(82.6)

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	20

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the nine months ended 31 December 2009
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities

Net income (loss)	$111.7	$(194.3)	$(82.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	45.6	—	45.6
Deferred income taxes	26.2	19.1	45.3
Stock-based compensation	5.6	—	5.6
Asbestos adjustments	—	200.0	200.0
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	—	14.6	14.6
Restricted short-term investments	—	42.6	42.6
Accounts and notes receivable	(17.3)	(0.1)	(17.4)
Inventories	(14.4)	—	(14.4)
Prepaid expenses and other current assets	(32.3)	(0.2)	(32.5)
Insurance receivable — Asbestos	—	10.8	10.8
Accounts payable and accrued liabilities	40.0	(19.6)	20.4
Asbestos liability	—	(72.9)	(72.9)
Deposit with Australian Taxation Office	(14.4)	—	(14.4)
Other accrued liabilities and other liabilities	47.9	—	47.9

Net cash provided by operating activities	$198.6	$—	$198.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(35.2)	—	(35.2)

Net cash used in investing activities	$(35.2)	$—	$(35.2)

Cash Flows from Financing Activities
Repayments of short-term borrowings	(93.3)	—	(93.3)
Proceeds from long-term borrowings	110.0	—	110.0
Repayments of long term borrowings	(148.7)	—	(148.7)
Proceeds from issuance of shares	8.3	—	8.3
Tax benefit from stock options exercised	0.9	—	0.9

Net cash used in financing activities	$(122.8)	$—	$(122.8)

Effect of exchange rate changes on cash	(31.8)	—	(31.8)

Net increase in cash and cash equivalents	8.8	—	8.8
Cash and cash equivalents at beginning of period	42.4	—	42.4

Cash and cash equivalents at end of period	$51.2	$—	$51.2

Components of Cash and Cash Equivalents
Cash at bank and on hand	35.9	—	35.9
Short-term deposits	15.3	—	15.3

Cash and cash equivalents at end of period	$51.2	$—	$51.2

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	21

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about the company’s future performance;

▪	projections of the company’s results of operations or financial condition;

▪	statements regarding the company’s plans, objectives or goals, including those relating to its strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

▪	expectations that the company’s credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning the company’s corporate and tax domiciles and potential changes to them, including potential tax charges;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the ASIC;

▪	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company’s estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; the company’s pending transformation to a Dutch “SE” company and proposal to transfer its corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of the company’s customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY10	22